SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

_________________________

FORM  T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

___________________________________________

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

________________________________________

JP Morgan Chase Bank

(Exact name of trustee as specified in its charter)

New York

13-4994650

(State of incorporation

(I.R.S. employer

if not a national bank)

identification No.)

270 Park Avenue

New York, NY

10017

(Address of principal executive offices)

(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel:  (212) 270-2611

(Name, address and telephone number of agent for service)

____________________________________________

ACE Securities Corp., Wells Fargo Financial Auto Owner Trust 2004-A, or any other trust sponsored by ACE Securities Corp.

(Exact name of obligor as specified in its charter)

Delaware

   56-2088493

(State or other jurisdiction of                                                      (IRS employer

incorporation or organization)

    identification No.)

 ACE Securities Corp

 6525 Morrison Boulevard - Suite 318

 Charlotte, North Carolina                                                          28211

(Address of principal executive offices)                                       (Zip Code)

Automobile Receivable Backed Notes

(Title of the indenture securities)

_____________________________________________________________

Item 1.

General Information.

Furnish the following information as to the trustee:

(a)

Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York, 12110

Board of Governors of the Federal Reserve System, Washington, D.C. 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, NY, NY

Federal Deposit Insurance Corporation, Washington, D.C. 20429

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.

Affiliations with Obligor.

If the Obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.

List of Exhibits.

Exhibit 1.

A copy of the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22,2001 (see exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated  by reference.

Exhibit 2.

Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 35-50010, which is incorporated by reference).  On November 11, 2001 in connection with the merger of the The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

Exhibit 3.

None.  Authorization of the Trustee to Exercise Corporate Trust Powers (contained in Exhibit 1&2).

Exhibit 4.

Copy of the existing By-Laws of the Trustee.  (See exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76894 which is incorporated by reference.)

Exhibit 5.

Not Applicable

Exhibit 6.

The consent of the Trustee required by Section 321 (b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010 which is incorporated by reference). On November 11, 2001 in connection with the merger of the The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

Exhibit 7.

A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.

Not Applicable

Exhibit 9.

Not Applicable

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on this 19th day of February, 2004.

JPMorgan Chase Bank

By: /s/ Daniel C. Brown, Jr.

Daniel C. Brown, Jr., Vice President